

May 19, 2023

Steven Kobos
Chief Executive Officer
Excelerate Energy, Inc.
2445 Technology Forest Blvd., Level 6
The Woodlands, TX 77381

      Re: Excelerate Energy, Inc.
          Registration Statement on Form S-3
          Filed May 11, 2023
          File No. 333-271850

Dear Steven Kobos:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Andrew Fabens, Esq.